Exhibit 21.1

Artificial Intelligence Technology Solutions Inc.

Subsidiaries

Name	Jurisdiction of Incorporation
Robotic Assistance Devices, Inc.	Nevada
Robotic Assistance Devices Group, Inc.	Nevada
Robotic Assistance Devices Mobile, Inc.	Nevada